# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ethan Allen Interiors Inc, CIK 0000896156
CUSIP: 297602104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 25 Lake Avenue Ext, Po Box 1966, Danbury, United States (X1), 06811
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001258897-17-001277
Filed by CIK 0000354204

## Reporting persons
- Dimensional Fund Advisors LP: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,742,858; shared voting power 0; sole dispositive power 1,784,135; shared dispositive power 0; aggregate amount beneficially owned 1,784,135 (7% of the class)

## Item 1. Issuer
Name of issuer: Ethan Allen Interiors Inc
Address of issuer's principal executive offices: 25 Lake Avenue Ext, Po Box 1966, Danbury, CT 06811

## Item 2. Person Filing
Name of person filing: Dimensional Fund Advisors LP
Address of principal business office or, if none, residence: 6300 Bee Cave Road, Building One, Austin, TX 78746
Citizenship: Delaware Limited Partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
1,784,135 ** see Note 1 **

** Note 1 ** Dimensional Fund Advisors LP, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager or sub-adviser to certain other commingled funds, group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, Dimensional Fund Advisors LP or its subsidiaries (collectively, "Dimensional") may possess voting and/or investment power over the securities of the Issuer that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported in this schedule are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.
Percent of class: 7.0
Sole power to vote or to direct the vote: 1,742,858** see Note 1 **
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,784,135** see Note 1 **
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Funds described in Note 1 above have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in their respective accounts. To the knowledge of Dimensional, the interest of any one such Fund does not exceed 5% of the class of securities. Dimensional Fund Advisors LP disclaims beneficial ownership of all such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dimensional Fund Advisors LP: Selwyn Notelovitz, Global Chief Compliance Officer (04/15/2025)